SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                             (Amendment No._______)

                               Specialty Paperboard
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    847504107
                                 (CUSIP Number)


1)    Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
      Persons.      47-0776925

2)      Check the Appropriate Box if a Member of a Group.
           (a)         _____
           (b)          XX
                       -----

3)    SEC Use Only.

4)    Citizensbip or Place of Organization.   State of Nebraska

      Number of Shares Beneficially Owned by Each Reporting Person With:

5)    Sole Voting Power             627,375

6)    Shared Voting Power           0

7)    Sole Dispositive Power        627,375

8)    Shared Dispositive Power      0

9)    Aggregate Amount Beneficially Owned by Each Reporting Person.   627,375

10)   Check if the Aggregate Amount in Row (9) Excludes Certain Shares.  (   )

11)   Percent of Class Represented by Amount in Row 9.      15.53%

12)   Type of Reporting Person.     Investment Advisor  (IA)

Check the following box if a fee is being paid with this statement   (  )


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SCHEDULE 13G                                                        Page -2

Item 1 (a). Name of Issuer:    Specialty Paperboard

Item 2 (a). Name of Person Filing:    KPM Investment Management Inc.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 23d-2(b), check whether the person filing is a:

       (e)   [xx]  Investment Adviser registered under section 203 of the
                   Investment Advisers Act of 1940

Item 4. Ownership Investment Advisor, representing numerous discretionary accounts, beneficially owns 627,375 shares of common stock representing 15.53% of the total outstanding (4039092). Filer has sole voting and dispositive power.

Item 5.     Ownership of Five Percent (5%) or Less of a Class. [  ]

Item 6.     Ownership of more than Five Percent(5%) on behalf of another person.

            N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            N/A

Item 8.     Identification and Classification of Member of the Group.

            N/A

Item 9.     Notice of Dissolution of Group.

            N/A

Item 10.    Certification


      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were no acquired in connection with or as a participant in any transaction having such purposes or effect.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Date  2-3-97                                /S/ Rodney D. Cerny


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                         KPM Investment Management, Inc.
                            SECURITY CROSS REFERENCE
                                December 31, 1996

Security:      spbi (Specialty Paperboard)
Price:  20.000

PORTFOLIO                                                         TOTAL            MARKET          UNREALIZED
  CODE                 NAME                     QUANTITY          COST             VALUE           GAIN/LOSS
---------  ----------------------------------   --------      ------------     ------------       -----------
16715360  Omaha Construction Industry P/P         40,000        467,337.50       800,000.00      332,662.50
17285     KPTC FBO: Quality Living Inc. Lied         400          7,890.00         8,000.00          110.00
          Endowment
2085      KP Trust FBO: Ecklund, Glenn Trust       1,200         14,820.00        24,000.00        9,180.00
30030717  Abbott, R. Cody - IRA                      900          6,626.38        18,000.00       11,373.62
30213156  Ancona, Carl IRA                           600         11,159.45        12,000.00          840.55
30213585  Antolak, Stanley IRA                     1,900         25,175.00        38,000.00       12,825.00
30414112  Bailey, William W. - IRA                 1,100          7,474.79        22,000.00       14,525.21
30918947  Brushwyler, Robert W. - IRA                500          3,721.31        10,000.00        6,278.69
31321602  Clark, John V. Jr. - IRA                   800          5,302.00        16,000.00       10,698.00
31680435  Davis, John B. -IRA                      2,700         21,310.37        54,000.00       32,689.63
33633526  Frank, Albert R. - IRA                     800         11,880.00        16,000.00        4,120.00
33936095  Griffis, Gary L. - IRA                     800          5,744.06        16,000.00       10,255.94
34440414  Hughes, Virginia - IRA                   1,200          8,400.00        24,000.00       15,600.00
35698327  Mapes, Jane SEP IRA                      1,500         19,037.50        30,000.00       10,962.50
35753559  Mahoney, Robert w. - IRA                   300          3,459.14         6,000.00        2,540.86
36357879  Naughton, Elizabeth - IRA                  650          7,198.69        13,000.00        5,801.31
37670939  Ruge, Daniel MD - IRA                      700          5,392.65        14,000.00        8,607.35
38374565  Sorensen, Mark B. MD SEP\IRA             1,700         12,933.89        34,000.00       21,066.11
40000084  Midwest Laboratories, Inc., P/S          5,000         36,740.04       100,000.00       63,259.96
40000098  Midwest Laboratories, Inc. P/P           5,000         36,748.17       100,000.00       63,251.83
40187005  Andersen Berkshire Lauritsen &           1,000          7,375.00        20,000.00       12,625.00
          Brower P/S
40481380  Barlow, Jobnson, Flodman, Sutter,        1,700         12,533.33        34,000.00       21,466.67
          Guenzel & Eske P/S
40616954  Behlen Mfg. Co. 401K Thrift Plan &      10,200         73,812.95       204,000.00      130,187.05
          Trust
40617270  Berens & Tate PC 401K                    1,200         13,548.28        24,000.00       10,451.72
41315281  City of Holdrege P/P                       900          6,469.98        18,000.00       11,530.02
41321475  City of Gering Police Officers P/P         600          4,600.01        12,000.00        7,399.99
          (Aggressive Growth)
41321526  Clark Bros. Transfer Inc. ESOP             900          6,702.44        18,000.00       11,297.56
41321630  Cliffs Notes Inc. MP P/P                 1,000          7,375.35        20,000.00       12,624.65
41422262  Columbus Medical P/P Equity Account      1,900         15,246.66        38,000.00       22,753.34
41714114  Fitzgerald, Schorr, Barmettler &         3,500         24,524.34        70,000.00       45,475.66
          Brennan P/S
43129791  Erickson & Sederstrom 401K - Balanced    1,950         15,920.95        39,000.00       23,079.05
43174689  Erickson & Sederstrom P/S                1,200          9,592.26        24,000.00       14,407.74
43174726  Erickson & Sederstrom 401K - Equity      2,200         19,926.78        44,000.00       24,073.22
44022765  Hawkins Construction Special Account     2,000         14,936.89        40,000.00       25,063.11
          P/S
44206123  Holdrege Medical P/P                     1,100          7,888.42        22,000.00       14,111.58
44423862  Indiana Seed Co. P/S                       250          1,812.50         5,000.00        3,187.50

                         KPM Investment Management, Inc.
                            SECURITY CROSS REFERENCE
                                December 31, 1996

Security:      spbi (Specialty Paperboard)
Price:  20.000

PORTFOLIO                                                         TOTAL            MARKET        UNREALIZED
  CODE                 NAME                     QUANTITY          COST             VALUE         GAIN/LOSS
---------  ----------------------------------   --------      ------------     ------------     -----------
44440003   Vishay Intertech Master Trust - KPM -   9,800       113,799.00        196,000.00      82,201.00
           Hourly P/P of Sprague Elec.
44490781   Jaeger, Thomas, MD Profit Sharing Plan    800         5,799.53         16,000.00      10,200.47
44541281   IBEW Local No. 22-NECA Pension Plan     9,000        71,832.50        180,000.00     108,167.50
44543954   Painters Local #109 Pension Fund        6,000        43,762.37        120,000.00      76,237.63
45004086   Sioux City Foundry P/P                  1,200         8,563.85         24,000.00      15,436.15
45971260   Medical Lab Inc. P/S FBO: Dr. Skoog     3,500        26,106.13         70,000.00      43,893.87
45990904   Fremont Area Medical Center Equity     24,450       179,593.76        489,000.00     309,406.24
46434071   Nebraska County Employees Quality      20,750       152,701.38        415,000.00     262,298.62
           Growth Account
46434523   Nebraska Public Employees Quality      72,550       553,201.63      1,451,000.00     897,798.37
           Growth Account
46601512   North Platte Firefighters Pension Plan  4,000        28,190.37         80,000.00      51,809.63
           (Equity)
46762977   Omaha Public Power District Retirement 70,675       596,630.50      1,413,500.00     816,869.50
           Plan
46865560   Paulsen Development Construction Inc.     300         2,266.98          6,000.00       3,733.02
           401K (Equity)
46866079   Reilly, Petersen & Hannan, P.L.C.         900         6,752.87         18,000.00      11,247.13
           P/S-Equity Account
47066831   Plaindealer Publishing Co., Inc. 401K     600         4,058.30         12,000.00       7,941.70
47066869   Popham, Haik, Schonbrich et al 401K     1,000         7,375.35         20,000.00      12,624.65
           FBO: Hugh V Plunkett III
47369022   Reinke Mfg. Co., Inc. Employee P/S      2,600        25,895.14         52,000.00      26,104.86
47369055   Reinke Mfg. Co. Inc. Employer P/S       1,100        10,403.50         22,000.00      11,596.50
47789004   Schluter, Judith H.                     1,000         7,457.50         20,000.00      12,542.50
48096144   Danko Emergency Equipment P/S Equity    1,500        10,845.50         30,000.00      19,154.50
           Account
48096200   Smeal Fire Apparatus P/S Equity         3,800        27,301.71         76,000.00      48,698.29
           Account
48096262   Smeal Manufacturing Company P/S         1,000         7,094.53         20,000.00      12,905.47
           Equity Account
48677034   Milbourn, Fehringer, Kessler & Peetz    1,200         9,284.94         24,000.00      14,715.06
           P.C. 401K P/S & Trust
49385510   Wintz Funeral Home Inc. P/S Plan          500         3,793.44         10,000.00       6,206.56
50617236   Berry, Rose Mary                        1,300         9,903.97         26,000.00      16,096.03
50619607   Bellevue University Ada & James           700        10,147.50         14,000.00       3,852.50
           Redding Endowed Business Chair
50717721   Bishop Clarkson Memorial Foundation/   30,000       208,343.75        600,000.00     391,656.25
           Equity
50717735   Bishop Clarkson Memorial Foundation     1,600        17,690.00         32,000.00      14,310.00
           Scholarship Fund / Equity
50818273   Borchert, Marshall & Jennie             1,100        14,481.89         22,000.00       7,518.11

                         KPM Investment Management, Inc.
                            SECURITY CROSS REFERENCE
                                December 31, 1996

Security:      spbi (Specialty Paperboard)
Price:  20.000

PORTFOLIO                                                         TOTAL            MARKET          UNREALIZED
  CODE                 NAME                     QUANTITY          COST             VALUE           GAIN/LOSS
---------  ----------------------------------   --------      ------------     ------------       -----------
51220744   Central States Health & Life of Omaha   2,500        44,012.50         50,000.00         5,987.50
51262381   Catrucco, John                            500         3,608.79         10,000.00         6,391.21
51315285   Grand Island Police Officers P/P        2,400        17,194.04         48,000.00        30,805.96
51315290   Grand Island FireFighters P/P Equity   11,900        84,828.31        238,000.00       153,171.69
51320096   KPM INJNDS, Inc. Equity Portfolio      37,500       390,165.50        750,000.00       359,834.50
51320994   Children's Hospital Foundation          5,900        84,909.50        118,000.00        33,090.50
51321521   Clark, William L. Jr.                     550         3,954.67         11,000.00         7,045.33
51523232   Custer Public Power District Money      5,000        35,715.62        100,000.00        64,284.38
           Purchase P/P
51724546   Devita Family Trust                     1,000        14,554.22         20,000.00         5,445.78
51925173   Dolce, Mary Revocable Trust               500         6,143.61         10,000.00         3,856.39
51925187   Dolce, John Revocable Trust               500         6,143.60         10,000.00         3,856.40
52127033   Edwards, Robert & Charlene              1,770        12,683.10         35,400.00        22,716.90
53834623   Geneva Tube Inc.                        2,200        18,928.60         44,000.00        25,071.40
54338689   Hetzler, William Tr.                    1,900        14,457.43         38,000.00        23,542.57
54339009   Hill, William R.                          150         2,145.16          3,000.00           854.84
54489579   Jacobsen, Thomas                        1,500        10,903.94         30,000.00        19,096.06
54543901   Insurance Consultants Inc.              1,000        13,822.50         20,000.00         6,177.50
54646517   Jansky, Inc.                            1,600        11,374.65         32,000.00        20,625.35
54721700   KPM Equity Partners LP                 18,830       140,949.75        376,600.00       235,650.25
54948690   Katelman, Lorrie Farris Trust             600         5,065.45         12,000.00         6,934.55
55018120   Klein, John Trust                         500         3,795.00         10,000.00         6,205.00
55451141   Wai, Cecilia Family Trust: Lambert Wai    600         7,650.00         12,000.00         4,350.00
           Trustee
55552649   Loseke, Lavonne                         2,000        25,766.83         40,000.00        14,233.17
55652998   Lutheran Family Services Foundation       700         7,726.01         14,000.00         6,273.99
           Equity
55753327   Maasdam, Chris F. & Cathy A.              500         3,755.35         10,000.00         6,244.65
55754567   McKinney, Daniel MD                     4,800        44,051.98         96,000.00        51,948.02
56019915   Mueller-Schluter LP                    15,600       118,192.65        312,000.00       193,807.35
56146391   Miskowski, James                          800         6,122.50         16,000.00         9,877.50
56257138   Muilenburg, Conrad D.                     900         9,458.65         18,000.00         8,541.35
56331992   Farmers Mutual United Insurance         1,600        12,180.70         32,000.00        19,819.30
           Company
56357944   NE Farmers Mutual Reinsurance           1,600        12,180.70         32,000.00        19,819.30
           Association
56357977   Nebraska Investment Council Fund B     83,800       613,266.05      1,676,000.00     1,062,733.95
           Small Cap
56459018   Notre Dame Sisters Endowment Equity     4,000        29,670.20         80,000.00        50,329.80
56662147   Olsen, Cheryl K. Revocable Trust        1,100         9,183.52         22,000.00        12,816.48
56662468   O'Neal, T. Keith                        2,600        21,813.53         52,000.00        30,186.47
56865734   Peck, John M.                           1,700        12,562.95         34,000.00        21,437.05
56872876   Peller, Thelma L                          400         3,017.44          8,000.00         4,982.56
57167410   Prebula, Alvin & Stephanie              1,500        10,245.00         30,000.00        19,755.00

                         KPM Investment Management, Inc.
                            SECURITY CROSS REFERENCE
                                December 31, 1996

Security:      spbi (Specialty Paperboard)
Price:  20.000

PORTFOLIO                                                         TOTAL            MARKET        UNREALIZED
  CODE                 NAME                     QUANTITY          COST             VALUE         GAIN/LOSS
---------  ----------------------------------   --------      ------------     ------------     -----------
57368611  Ragan, John T., Jr.                      1,500         11,215.00        30,000.00       18,785.00
57670580  Ross, John F                             1,000          7,866.56        20,000.00       12,133.44
57871927  Schneider, Ronald & Janice Funnel Trust  1,950         15,717.83        39,000.00       23,282.17
57871946  Schluter, Fredric E., Jr.                  600          4,474.50        12,000.00        7,525.50
57871951  Schelkopf, Stanley & Donna               1,500         10,905.42        30,000.00       19,094.58
57871965  Schluter, F. E., Jr. Partners Acct. 2      650          9,398.25        13,000.00        3,601.75
57952513  Shenandoah Memorial Hospital             3,500         26,569.08        70,000.00       43,430.92
58072449  Seno A Partnership FBO: James C.Ransom   1,400         10,827.76        28,000.00       17,172.24
58072454  Seno A Partnership FBO:                    600          4,800.00        12,000.00        7,200.00
          Ransom Generation Skipping Trust
58777207  Theilen, Robert W.                       1,600         11,888.18        32,000.00       20,111.82
58980497  University of Nebraska Foundation        1,100          7,413.06        22,000.00       14,586.94
59183521  Wai,Lambert K. Trust                       600          6,698.50        12,000.00        5,301.50
59268105  Hestmark Virginia W. Trust               3,500         26,569.08        70,000.00       43,430.92
59688168  Youngstrom, Warren & Jacqueline          4,000         32,069.97        80,000.00       47,930.03
59688192  YSB FBO: Inness, George J. Revocable     1,000          7,240.61        20,000.00       12,759.39
          Trust
59688210  YSB FBO: Kennedy, L.C. Marital Trust       600          4,500.78        12,000.00        7,499.22
7764      KPTC: Scottsbluff Police Officers        4,000         28,570.50        80,000.00       51,429.50
          Pension Plan
7769      KPTC: Scottsbluff FireFighters           2,100         14,999.51        42,000.00       27,000.49
          Pension Plan
822       Kittredge, William R. - IRA                900          6,674.47        18,000.00       11,325.53
9524      KP Trust FBO: Wood, Jane R.                500          6,925.00        10,000.00        3,075.00
                                                --------      ------------    -------------    ------------
                                                 627,375      5,251,419.02    12,547,500.00    7,296,080.98

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